Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 16, 2007 relating to the consolidated financial statements and financial statement schedule of On Assignment, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the company’s adoption of Statement of Financial Accounting Standards No. 123R, “Share Based Payment”, effective January 1, 2006), and of our report dated March 16, 2007 relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of On Assignment, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Los Angeles, California

December 11, 2007